Exhibit 99.2

 EARNINGS  PRESENTATION  Second Quarter 2024

 Legal disclaimer  This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  2

 1 2017-2023; 2 Mature projects include projects that are operational, under construction, in pre-construction (meaning, that they are expected to commence construction within 12 months as of August 7, 2024 (the “Approval Date”)  3  Enlight at a glance  Greenfield developer & IPP  Control over entire project life cycle  Wind, solar and energy storage  Expertise across main renewable technologies  Global platform  Growing activity across U.S., Europe and MENA  Extensive track record  71% CAGR revenues1  50% CAGR Mature Project capacity1,2  Large and diverse portfolio  20.7 GW + 33.2 GWh portfolio  5.4 GW + 5.9 GWh Mature Projects2  First pure-play listed developer  First pure-play to list on a national exchange in the U.S.  Next generation global renewable energy platform

Strong financial performance, construction progresses

Robust 2Q results & FY24 guidance raised

Revenue
up 61% to $85m

Adjusted EBITDA[1]
up 39% to $58m

Increasing guidance ranges ❯

Revenues
$345-$360m

Adjusted EBITDA[1]
$245-$260m

Projects advancing

Across U.S., Europe, and MENA

- Atrisco Solar & Storage (364 MW, 1.2 GWh) achieved financial close in July; COD expected in coming weeks
- Country Acres, Roadrunner, and Quail Ranch, totaling 810 MW and 2.0 GWh approaching construction
- Tapolca reaches COD, other wind and solar projects (totaling 319 MW and 220 MWh), near or in advanced construction
- Solar & Storage Cluster, with 248 MW and 593 MWh, nears completion

[1] Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted enlight 4

 Q2 2024 versus Q2 2023  Outstanding quarterly results and growth  Growth driven by new operational projects and healthy production levels  ($m)  1  5  2Q23 boosted by decreased earnout and LD recognition; 2Q24 impacted by inflation indexation of financial expense  +38%  -58%  +61%  +42%  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

 Strong results and growth in the first half of 2024  Growth driven by new operational projects and healthy production levels  ($m)  6  1  +42%  +33%  -39%  -4%  H1 2024 versus H1 2023  1H23 boosted by decreased earnout, LD recognition and FX impacts on financial income  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

 Enlight reported Adjusted EBITDA1 versus consensus2 estimates  Adjusted EBITDA: quarterly actual results vs consensus expectations  ($m)  7   2Q24 Actual +9.5% above Consensus  2Q24  1Q24  3Q23  4Q23  2Q23  1Q23  Enlight Reported Adjusted EBITDA1    Consensus Estimates2  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Source: Bloomberg

 Raising 2024 full year guidance ranges   8  Revenues: midpoint increased by $5m   EBITDA1: midpoint increased by $7.5m  Strong operational performance, O&M and G&A cost savings  Midpoint +3%  ($m)  ($m)  Midpoint +1.4%  1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income.

 Promising business environment for Enlight  Data centers and EVs are the main drivers of accelerating US electricity demand growth  Renewables are the dominant source of supply for this demand, comprising 95% of the US project queue  Average US PPA prices of $52 remain high, reflecting scarcity value of new power projects as demand rises  Power prices in Europe remain at solid levels, reflecting high projected returns for Enlight’s portfolio  Equipment costs remain attractive for buyers while interest rates are stabilizing with a positive trajectory  9

 Renewables the source of new power supply  Total US power demand to rise 11% from   4,000 TWh to 4,450 TWh between 2023-2030   Data centers and EVs boost electricity consumption; solar the source of supply  Data centers, AI, & EVs drive US power consumption…  Source: Rystad Energy forecasts ta centers / AI data centers / AI data centers / AI data centers / AI data centers / AI data centers / AI data centers / AI data centers / AI   … Solar PV is the main winner from data center, AI, & EV demand  U.S. electricity use driven by data centers, AI, EVs, whose power consumption is set to grow 196% between 2023-30  10  TWh  GW   Massive growth in solar PV installed base leads the transition to clean power production  Solar PV +180%

  Load growth rising after decades of decline; renewables dominate project queue   Increasing demand for electricity …  Source: Grid Strategies; Lawrence Berkeley National Laboratory  … Renewables the only game in town  Renewable power projects represent 95% of new capacity now in queue, with gas at only 3%  Coal plants displaced, while hydro, & nuclear are not built at scale  US annual load growth forecast has jumped to 0.9% in 2023, with potential to reach 1.5%  Drivers include new manufacturing and data center facilities  Renewables critical to meeting future demand  The hunt for power accelerates  11  2025E  2.6 TW  = renewable energy projects

 Global Portfolio of 2024-27 CODs  3.4 GW 5.5 GWh  2024-2027 projects yield high returns  12  Overlaying a 10.5% unlevered return with a 5.5-6.0% cost of debt  Unlevered Ratio  10.5%  Mid-teens %  Equity IRR  Mature Portfolio status:   Average unlevered return:   10.5%  Average levered return:   Mid teens   0.5 GW + 1.5 GWh under construction  2.9 GW + 4.0 GWh near construction

 Gecama is performing well above expectations, yielding high returns  1Source: AURORA  1  Price (€/MWh)  Spanish power prices exceed originally modeled forecasts, driving Gecama profits higher

2024 on plan: Atrisco expected to reach COD & three new flagship projects

Combination of large-scale projects at high returns

Country Acres
RTB

Location	California
Capacity	392 MW + 688 MWh
Status	Construction starts 2H24
First Year Revenues / EBITDA[1]	$58-61m / $46-48m
Unlevered Ratio	**9.7%-10.3%[2]**

Atrisco
Awaiting COD

Location	New Mexico
Capacity	364 MW + 1,200 MWh
Status	Under Construction
First Year Revenues / EBITDA[1]	$51-55m / $41-45m
Unlevered Ratio	**9.4%-9.9%[2]**



Roadrunner

Location	Arizona
Capacity	290 MW + 940 MWh
Status	Construction starts 2H24
First Year Revenues / EBITDA[1]	$48-51m / $39-41m
Unlevered Ratio	**10.8%-11.4%[2]**

Quail Ranch

Location	New Mexico
Capacity	128 MW + 400 MWh
Status	Construction starts 2H24
First Year Revenues / EBITDA[1]	$22-23m / $18-19m
Unlevered Ratio	**13.2%-14.0%[2]**

[1]EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted. [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

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2024 on plan: Diverse mix of new wind, solar and battery projects

Continuing to expand presence across EU and Israel with high projected project returns



Gecama Hybrid

Location	Solar, Spain
Capacity	225 MW + 220 MWh
Status	Near Construction
First Year Revenues / EBITDA[1]	$36-38m / $29-30m
Unlevered Ratio	**13.6%-14.3%**

Pupin

completed financial close

Location	Wind, Serbia
Capacity	94 MW
Status	Under Construction
First Year Revenues / EBITDA[1]	$21-22m / $15-16m
Unlevered Ratio	**10.4%-10.9%**

Solar + Storage[2] & SA Storage in Israel & Italy

new projects COD

Location	Israel & Italy
Capacity	55 MW + 1.1 GWh
Status	Under Construction (Solar + Storage) & Near Construction (SA Storage, Nardo)
First Year Revenues / EBITDA[1]	$42-43m / $30-31m
Unlevered Ratio	**10.7%-11.2%**

[1]EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company's control and/or cannot be reasonably predicted; [2]Israel Solar + Storage comprises a cluster of 12 projects in various locations in the center and north of Israel. Nine projects are operational, while the remaining three are in various stages of construction. All clusters are expected to reach full COD gradually during 2024.

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 Growing and geographically diverse Mature Portfolio  16  Growth in MW/MWh in the last 12 months  106 MW  364 MW  1,200 MWh  2,589 MW  2,852 MWh  3,059 MW  4,052 MWh  U.S.  651 MW  434 MWh  77 MW  246 MWh  54 MW  521 MWh  782 MW  1,201 MWh  MENA   1,233 MW  94 MW  225 MW  680 MWh  1,552 MW  680 MWh  EU  Operational  Under Construction  Near Construction  Total Mature  Development Stage  1,228 MWh  555 MW  255 MWh  80 MWh

 Increasing diversification of revenue base  17  $6m up  $3m up   U.S.  $46m up  $32m up   MENA   $17m up  $8m up   EU3  Revenue increase TTM1  Adjusted EBITDA2 increase, TTM1  1 2Q24 TTM revenues compared to previous period. Ie Growth of 2Q24-2Q23 over 2Q23-2Q22; 2 Segment Adjusted EBITDA is a non-IFRS measure; 3 EBITDA results for 2Q23 and 3Q23 exclude $8m and $2m (respectively) of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget

 Increasing 2024 Guidance: Revenues of $345-360m and Adjusted EBITDA of $245-260m  Operational Portfolio  MW & MWh))  Revenue  ($m)  Adjusted EBITDA1  ($m)  1,421 MW  721 MW  1,883 MW + 277 MWh  2022  2021  2023  102  192  256  2022   2021  2023  99  130  189  2022  2021  2023  18  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted  2024E  2024E  2,431 MW + 1,881 MWh  345-360  245-260  2024E  37% CAGR  51% CAGR  +560% CAGR in MWh  +50% CAGR in MW  Raising guidance ranges   Revenues: $345-$360m   up from $335m-$360m  EBITDA1: $245m-$260m   up from $235-$255m  Key Assumptions  90% of generation sold at fixed prices through hedges or PPAs  FX assumptions of 3.8 for USD/ILS and 1.05 for EUR/USD   Forecasted Revenues: 40% in ILS; 55% in EUR and 5% in USD

 Mature portfolio: 5.4 GW and 5.9 GWh operational by 2027  Status Today:  19  Massive growth into middle of decade: operational capacity expected to triple to 5.4 GW and 5.9 GWh by the end of 2027  2024 | Atrisco (364 MW, 1.2 GWh)  2025 | Roadrunner & Quail Ranch (418 MW, 1.3 GWh)  2026 | Gecama, CO Bar & Country Acres (1.4 GW, 1.7 GWh )  Major Expected CODs  CAGR + 30%  2023-2027E  1 We expect additional projects currently grouped in the Advanced Development portfolio to reach COD by 2027, however these are not included in these forecasts.   Mature portfolio only1

 Appendix

 Reconciliation between Net Income to Adjusted EBITDA  21  * Non-recurring other income comprised the recognition of income related to reduced earnout payments expected to be incurred for the acquisition of Clenera for early-stage projects and other income recognized in relation to tax credits for projects in the United States  ($ thousands)     For the six months ended     For the three months ended        06/30/24     06/30/23     06/30/24     06/30/23  Net Income (loss)     33,944     55,707     9,459     22,431  Depreciation and amortization     50,886     26,777     25,282     13,637  Share based compensation     4,084     2,850     967     1,461  Finance income      (15,065)     (32,262)     (7,000)     (11,885)  Finance expenses     49,311     33,431     29,818     17,068  Non-recurring other income (*)     (6,525)     (7,075)     (3,261)     (7,075)  Share of losses of equity accounted investees     449     368     305     163  Taxes on income     9,130     15,294     2,299     5,713  Adjusted EBITDA     126,214     95,090     57,869     41,513

Increased demand coupled with shortage of projects pushing PPA pricing higher

Supply and demand imbalance pushing PPA pricing higher …


$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
61.52
56.73
51.93
Solar
+70%
Q1/21- Q1/24
Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24
Wind
Blended
Solar

- ✓ U.S. demand for power increasing
- ✓ Scarcity of projects driving PPA pricing higher
- ✓ Enlight raised prices +25% on 1.8 GW of signed PPAs during past two years

PPA pricing remains high despite lower equipment costs

… Equipment prices remain favourable


Key commodity prices
140%
120%
100%
80%
60%
40%
20%
0%
Indexed to Jan '23 = 100
Jan 23 Apr 23 Jul 23 Oct 23 Jan 24 Apr 24 Jul 24
Lithium
Polysilicon

- ✓ Underlying equipment costs continue to remain low
- ✓ U.S. panel prices now in 30-cent range post impact of latest AD/CVD developments; European panel prices in 11-cent range
- ✓ U.S. battery prices in the $160 per kWh range, 30% lower than at the start of 2023

Lower equipment costs driving unlevered returns higher

Source: Bloomberg, LevelTen PPA Price Index

22

Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature  Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  development  The rest of the projects in development process  Development  Advanced  Development  Under Construction  Operational  Pre-Construction  Mature   Projects  Development  Total   Portfolio  Operational projects sold  1,990  0-12 months (Aug 07 ,2025)   until start of construction   13-24 months   until start of construction  5,393  2,868  4,054  535  23  12,823  14,419  33,177  5,935  1,447  10,987  4,323  20,703  Note: Portfolio information as of the Approval Date; Projects that are not consolidated in our financial statements are reflected at their proportional share   1.7 GW still under the company’s operational management  1.7 GW  434  +  +  +  +  +  +  +  Portfolio snapshot

 Enlight’s unique position: near-term pipeline & interconnect advantage represent “missing link”  68% of total portfolio in the United States  Transmission infrastructure is the principal constraint for renewable energy today  Advanced Development   3.8 GW  43% of U.S Development  Development   3.7 GW  100% of U.S   Advanced Development  Mature Projects  3.1 GW  100% of U.S Mature  10.5 GW  System Impact Study Completed  +  +  =

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